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                          January 6, 2023

       Erez Raphael
       Chief Executive Officer
       DarioHealth Corp.
       18 W. 18th St, 5th Floor
       New York, New York 10011

                                                        Re: DarioHealth Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed December 30,
2022
                                                            File No. 333-269092

       Dear Erez Raphael:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Ron Ben-Bassat, Esq.